Schedule 1 to September 29,2004 6-K

                              WEALTH MINERALS LTD.
                        Formerly Triband Enterprise Corp.
                                   Suite 1901
                             1177 West Hastings St.
                             Vancouver, B.C. V6G 4H1
                            Telephone: (604)331-0096
                            Facsimile: (604)408-7499

                    TSX VENTURE EXCHANGE TRADING SYMBOL: WML
                               September 29th 2004

                     ELECTION OF DIRECTORS AND APPOINTMENT
                            OF NEW PRESIDENT AND CFO

Wealth Minerals Ltd. (the "Company" or "Wealth") announces that at the Annual General Meeting held on September 27th, 2004, Gary Freeman, Jerry Pogue, Michael Bartlett and Gil Atzmon were elected as directors to serve until the next Annual General Meeting.

Subsequent to the Annual General Meeting, the directors appointed Rosie Moore as the new President and a Director of the Company, Jon Lever as the Chief Financial Officer and Henk Van Alphen as a Director. Mr. Freeman, formerly President, will continue to actively serve Wealth as Vice President, Corporate Development and as a Director.

Rosie Moore earned B.S. and M.S. degrees in Geology from Kent State University in Ohio. Ms. Moore's career in mining exploration includes six years on the Carlin Trend in Nevada, and a year with Barrick in Peru. Ms. Moore was Manager of Geology for Diamond Fields Resources through the development and buy-out of the Voisey's Bay discovery in Labrador, and then acted as a Mining Analyst for Yorkton Securities in Vancouver before joining Pan American Silver as Vice President, Corporate Relations, an office held for over five years. She resigned her recent position as Vice President of Corporate Development with Bear Creek Mining to join Wealth.

"Rosie's geological background combined with her experience in corporate management and investor relations make her uniquely qualified to lead Wealth in the growth that we feel can be achieved", stated Gary Freeman, outgoing President of Wealth Minerals. Ms. Moore commented, "Gary Freeman deserves a lot of credit for streamlining and financing this vehicle, making it ready to function as a strong minerals exploration company. I am looking forward to working with the Wealth team."

Jon Lever, a Certified Management Accountant since October 1991, is the President of Lever Capital Corporation, a private company providing financial and operations management, and regulatory and internal financial reporting for public companies.

"Mr. Lever will provide an excellent combination of knowledge and experience to Wealth Minerals in its efforts to grow its exploration activities", said Mr. Gary Freeman.

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Mr. Van Alphen, one of the new board appointees, has 23 years of experience in the sector progressing from a mining contractor to his current status as a prominent entrepreneur in mining venture capital. He has successfully founded a number of mineral exploration companies and is currently the President of Cardero Resource Corp., which boasts a market capitalization of $120 million. Mr. Van Alphen, with the other appointees, will create a well-rounded board and management team for Wealth Minerals to ensure the Company's success in its endeavors.

In other news, pursuant to the Company's stock option plan and pending TSX approval, the Company intends to issue 900,000 options to certain directors, officers and employees of the Company. The options will entitle the holder to purchase one common share of Wealth Minerals at C$0.70 per share for a period of two years.

For further information concerning the Company, please contact Mr. Gary Freeman, VP Corporate Development and Director at (604)331-0096.

                                        WEALTH MINERALS LTD.


                                        Per: /s/ Gary R. Freeman
                                            ------------------------------------
                                            Gary R. Freeman,
                                            Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.